Exhibit (a)(1)

FOR IMMEDIATE RELEASE	Media Contact:
Kelly Nugent
Rubenstein Associates
(212) 843-8069
knugent@rubenstein.com

Wells REIT II Responds to Unsolicited Offers

Board Unanimously Recommends Against Two Mini-Tenders

NORCROSS, Ga. (Feb. 19, 2010) – Wells Real Estate Investment Trust II issued the following statement today concerning two unsolicited mini-tender offers for shares of the REIT:

On February 4, 2010, a mini-tender offer was filed by MacKenzie Patterson Fuller LP and several subsidiaries to purchase up to 400,000 shares of Wells REIT II at a price of $4 per share, less the amount of any dividends declared or made with respect to the shares between February 4, 2010, and March 5, 2010, or such other date to which the mini-tender offer may be extended. The offer is to expire March 5, 2010.

A separate mini-tender offer was advertised on February 1, 2010, by REITCO LLC to purchase shares of Wells REIT II at a price of $4.25 per share, less administrative fees of $100 per investor, and less the amount of any dividends paid with respect to the shares after February 1, 2010. The mini-tender offer from REITCO LLC was not filed with the SEC. The offer is to expire March 15, 2010

On February 19, 2010, the Wells REIT II Board of Directors filed a Schedule 14D-9 in response. The Board has carefully evaluated the terms of the offers and unanimously recommends that stockholders reject them and not tender their shares. The Board of Directors believes that the Company’s net asset value per share is considerably above the two offer prices. You should be aware that Wells REIT II is not in any way affiliated with McKenzie Patterson Fuller or REITCO, and we believe these offers are not in the best interest of stockholders. Because these are mini-tender offers, Wells REIT II is not required to notify stockholders of the offers by mail.

About Wells REIT II

Wells REIT II owns 85 office and industrial buildings in 23 states; Washington, D.C.; and Moscow, Russia, covering more than 20 million square feet. For more information on the REIT, visit www.WellsREITII.com.

Wells REIT II is a program of Wells Real Estate Funds, a national real estate investment company founded in suburban Atlanta in 1984. Since its inception, Wells investment offerings — current and closed — have invested more than $12 billion in real estate for more than 250,000 investors. For more information about Wells Real Estate Funds, see www.WellsREF.com.

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. Readers of this press release should be aware that there are various factors that could cause actual results to differ materially from any forward-looking statements made in this release. Factors that could cause or contribute to such differences include, but are not limited to, changes in general economic and business conditions, industry trends, changes in government rules and regulations (including changes in tax laws), and increases in interest rates. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The identifier “Wells Real Estate Funds” is used generally in this communication, and not always in reference to Wells Real Estate Funds, Inc. The portfolios referenced are separate entities, as explained in the products’ prospectuses. This is neither an offer nor a solicitation to purchase securities. Such an offer can be made only by prospectus. For a prospectus, contact Wells Investment Securities, Inc., 6200 The Corners Pkwy., Norcross, Ga. 30092-3365 (tel. 800-448-1010). SEC filings: www.wellsref.com/investmentproducts/reit/secfilings.html.

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